Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Date of Report: November 15, 2021

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Maverix Metals Inc. and its subsidiaries (collectively “Maverix”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine month periods ended September 30, 2021 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34-Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2020 and related notes thereto, which are available under Maverix’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. All amounts are in U.S. dollars unless otherwise indicated.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Forward-Looking Statements” at the end of this MD&A and to consult Maverix’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and related notes thereto which are available on SEDAR at www.sedar.com and on Form 6-K filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information, including the primary risk factors affecting Maverix, are included on our Annual Information Form (“AIF”) and Form 40-F available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Maverix’s royalty, stream and other interests, as well as a description of risk factors affecting the Company.

Table of Contents

Description of the Business	3
Highlights and Key Accomplishments for Three and Nine Month Periods Ended September 30, 2021	3
Increase and Expansion of Royalty Interest at Omolon	5
COVID-19 Pandemic	5
Increased Outlook for 2021	6
Portfolio of Royalty, Stream and Other Interests Owned by Maverix	6
Summary of Quarterly Results	12
Non-IFRS and Other Measures	18
Liquidity and Capital Resources	20
Outstanding Share Data	22
Off-Balance Sheet Arrangements	22
Related Party Transactions	22
Critical Accounting Judgements and Estimates	22
Financial Instruments	23
Internal Controls Over Financial Reporting	24
Disclosure Controls and Procedures	24
Forward-Looking Statements	25
Technical and Third-Party Information	25

Description of the Business

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (a “Stream” or “Streams”) on projects that are in an advanced stage of development or on operating mines producing precious or other metals. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project (a “Gross Revenue Royalty” or “GRR”) or the net revenue after the deduction of specified costs (a “Net Smelter Returns Royalty” or “NSR” royalty). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of a mine’s production for the life of mine or a specified time period.

The Company’s business strategy is to acquire existing Royalty and Stream interests, or to finance production, development, or in some circumstances, exploration stage projects in exchange for Royalty or Stream interests. In the ordinary course of business, Maverix engages in a continual review of opportunities to acquire existing Royalty or Stream interests, or to create new Royalties or Streams on operating mines, development projects and exploration projects. The Company currently has over 120 royalties, stream and other interests, of which 14 of the underlying interests are paying, excluding royalty payments from industrial minerals and power assets.

Highlights and Key Accomplishments for Three and Nine Month Periods Ended September 30, 2021

Financial and Operating:

•	Total revenue of $13.7 million and $41.0 million for the three and nine month periods ended September 30, 2021;

•	Gold Equivalent Ounces (“GEOs”) sold of 7,671[1] and 22,853[1] for the three and nine month periods ended September 30, 2021;

•	Operating cash flows of $9.3 million and $31.6 million for the three and nine month periods ended September 30, 2021;

•	Operating cash flows, excluding working capital changes, of $9.7[1] million and $28.0[1] million for the three and nine month periods ended September 30, 2021;

•	Cash operating margin of $1,616[1] and $1,602[1] per GEO for the three and nine months ended September 30, 2021;

•	Average cash cost of $164[1] and $194[1] per GEO for the three and nine months ended September 30, 2021;

•	Net income of $2.8 million and $21.3 million for the three and nine months ended September 30, 2021; and

•	Adjusted net income of $4.7[1] million and $13.4[1] million for the three and nine months ended September 30, 2021.

Acquisition of Prepaid Gold Interest and Strategic Partnership with Auramet

In September 2021, Maverix entered into an agreement with Auramet Capital Partners, L.P., a subsidiary of Auramet International LLC (“Auramet”), to acquire a prepaid gold interest and enter into a long-term strategic partnership. The Company made a cash payment of $50.0 million to acquire a prepaid gold interest that will include 1,250 ounces of gold plus an amount of gold that is equivalent to all dividends distributed by Auramet on 2% of its shares to Maverix per quarter (the “Prepaid Gold Interest”). Maverix will make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On and after ten years and 50,000 ounces of gold have been delivered to Maverix, Auramet shall have the option to terminate the stream for a cash payment of $5 million less certain cash flows related to the gold deliveries.

For the duration of the agreement with Auramet, the Company will have a right of first refusal to purchase any royalties or streams that Auramet decides to sell from their current portfolio or acquires in the future. Furthermore, Maverix will have the right to participate in any royalty or stream that Auramet may acquire in the future where the transaction value is greater than $20.0 million.

1 Refer to section on non-IFRS and other measures of this MD&A.

$160 Million Revolving Credit Facility

In September 2021, the Company amended and increased its revolving credit facility and increased the amount available by $40.0 million to $160.0 million (the “Credit Facility”). Amounts drawn on the Credit Facility are subject to interest at LIBOR plus 1.875% to 3.00% per annum, and the undrawn portion is subject to a standby fee of 0.422% to 0.675% per annum, both of which are dependent on the Company's leverage ratio. The Credit Facility has a term of 4 years, maturing in September 2025. As at September 30, 2021, the Company had drawn $23.5 million from the Credit Facility to partially fund the acquisition of the Prepaid Gold Interest. Subsequent to September 30, 2021, the Company repaid $11.0 million, leaving $147.5 million available under the Company’s Credit Facility.

Acquisition of Royalty Portfolio

In June 2021, the Company completed the acquisition of a portfolio of six precious metals royalties (the “Royalty Portfolio”) from Pan American Silver Corp. (“Pan American”) for upfront cash consideration of $7.0 million and the issuance of 491,071 common shares of the Company.

Key assets in the Royalty Portfolio include:

•	Fenn-Gib: A 1.0 – 2.5% NSR royalty on a portion of the Fenn-Gib gold project, operated by Mayfair Gold Corp. (“Mayfair Gold”) and located in the Timmins gold camp in Ontario which hosts an indicated resource estimate of 70.2 million tonnes at 0.92 grams per tonne (“g/t”) gold containing 2.1 million ounces of gold and an inferred resource of 3.8 million tonnes at 0.62 g/t gold containing 0.1 million ounces of gold.[1]

•	Recuperada: A 3.0% NSR royalty on a portion of the Recuperada property, operated by Silver X Mining and located in Huancavelica, Peru. The property is a past producer and currently has an inferred resource of 7.3 million tonnes at 131 g/t silver, 3.17% lead and 2.04% zinc containing 30.7 million ounces of silver, 513 million pounds of lead, and 377 million pounds of zinc.[2]

•	Juby: A 1% NSR royalty on the advanced exploration-stage Juby project operated by Aris Gold Corporation (“Aris Gold”) and located in Ontario. A 2020 mineral resource estimate shows an indicated mineral resource of 21.3 million tonnes at 1.17 g/t gold containing 0.8 million ounces of gold and an inferred mineral resource of 47.1 million tonnes at 1.01 g/t gold containing 1.5 million ounces of gold. Aris has the right to buy back 0.5% of the royalty for a cash payment of $5.0 million.[3]

Hope Bay Mine4

On September 28, 2021, Agnico Eagle Mines Limited (“Agnico Eagle”) and Kirkland Lake Gold Ltd. announced they entered into an agreement to combine in a merger of equals (the “Merger”). According to Agnico Eagle, the Merger would establish the new Agnico Eagle as the gold industry’s highest-quality senior producer, with the lowest unit costs, highest margins, most favourable risk profile and industry-leading best practices in key areas of environmental, social and governance.

In February 2021, TMAC Resources Inc. (“TMAC”) announced it had concluded the previously announced plan of arrangement pursuant to which Agnico Eagle acquired all the issued and outstanding common shares of TMAC at a price of C$2.20 per share (the “Transaction”). TMAC was the owner of the Hope Bay mine, where the Company previously held a 2.5% NSR royalty interest.

TMAC had the right to buy back 1.5% of the NSR royalty interest held by the Company for a cash payment of $50.0 million in the event of a change in control transaction of TMAC (as defined in the royalty agreement) that was announced prior to June 30, 2021 (the “Hope Bay Buyback”). Concurrent with the closing of the Transaction, Agnico notified the Company that it would exercise the Hope Bay Buyback. The Company has received the $50.0 million payment and retained a 1% NSR royalty interest on the Hope Bay mine that is not subject to any reductions. Maverix acquired the additional 1.5% NSR royalty on Hope Bay in August 2019 for a cash payment of $40.0 million and received $4.6 million of related royalty payments up until the exercise of the Hope Bay Buyback.

1 Mineral resources effective February 5, 2021. For more information on Fenn-Gib, please refer to the Fenn-Gib description page on the Mayfair Gold website, the news release dated April 8, 2021 and the Technical Report entitled “NI 43-101 Technical Report Fenn-Gib Project, Ontario, Canada” dated February 5, 2021 available at www.mayfairgold.ca, or under Mayfair Gold’s profile at www.sedar.com.

2 Mineral resource effective July 2019. For more information on Recuperada, please refer to Silver X Mining’s (previously Oro X Mining Corp.) news releases dated June 23, 2021, April 16, 2021 and February 11, 2021, and the Technical Report entitled “Amended & Restated NI 43-101 Technical Report for the Recuperada Project, Peru” dated October 15, 2020 filed under Silver X Mining’s profile at www.sedar.com.

3 Mineral resources effective July 14, 2020. For more information on Juby please refer to the Juby description page on the Aris Gold website, the news release dated May 4, 2021 and the Technical Report entitled “Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrell Township, Shining Tree Area, Ontario” dated July 14, 2020.

4 Refer to Agnico Eagles’s news release dated September 28, 2021 and TMAC’s news release dated February 2, 2021 on www.sedar.com, under Agnico Eagle and TMAC’s SEDAR profile.

El Mochito Silver Stream

In March 2021, Maverix converted all amounts outstanding under a $1.0 million convertible debenture into an additional 5% silver Stream on the operating El Mochito mine on the same terms as the Company’s existing El Mochito silver Stream. Upon conversion, Maverix has a 27.5% silver Stream on the El Mochito mine.

Increase and Expansion of Royalty Interest at Omolon

In October 2021, the Company completed an agreement with Polymetal International plc (“Polymetal”) to increase and expand the Company’s royalty interest in Polymetal’s Omolon hub operation located in Magadan Region, Russia.

The Company made a cash payment of $23.5 million to increase its effective interest to a 2.5% gross revenue royalty and expand the royalty coverage to include all 13 licenses that currently comprise the Omolon hub and potentially an additional three that are in the application phase. Prior to this transaction, the Company’s 2% gross revenue royalty covered two licenses (Tsokol Kubaka and Birkachan). The Omolon hub covers over 60,000 hectares.

Upon sales of one million gold equivalent ounces at Omolon, post completion of the transaction, the effective interest will decrease from 2.5% to 2.0%, and upon sales of 1.2 million gold equivalent ounces, the Company will make an additional $1.5 million cash payment.

Quarterly Dividend Declared

On November 15, 2021, the Board of Directors of the Company declared a quarterly dividend of $0.0125 per common share payable on December 15, 2021 to shareholders of record as of the close of business on November 30, 2021.

COVID-19 Pandemic

The Company continues to monitor and assess potential impacts of the novel coronavirus, also known as COVID-19, on its employees and business. In response to the COVID-19 pandemic, the Company initially closed its office, implemented a travel ban, and directed all of its employees to work remotely. Recently, the Company has reopened its office and lifted its travel ban. No employees have contracted COVID-19 as of the date of this report.

On October 27, 2021, Agnico Eagle announced that in late September and again in mid-October, there were a significant number of COVID-19 cases identified at the Hope Bay mine. Given these events, and with safety of the employees and the communities as paramount, Agnico Eagle made the decision to idle operations at the Hope Bay mine as it investigates opportunities to improve screening, testing and health protocols. Agnico Eagle expects to begin returning employees starting in November 2021. Full operations, including exploration, are expected to resume once Agnico Eagle is satisfied that improved health and safety protocols are in place. As a result, production from the Hope Bay mine in the fourth quarter of 2021 is expected to be reduced. Exploration results at the Hope Bay mine, though still early, have been promising and Agnico Eagle remains confident of the long-term potential of the land package.1

There are a number of potential impacts that could restrict our operating partners’ ability to operate as a result of the COVID-19 pandemic. Mining operations in which Maverix holds a Royalty or Stream interest could be suspended for precautionary purposes or as governments declare states of emergency or take other actions in an effort to combat the spread of COVID-19. For further discussion of COVID-19 and the related risks to the Company refer to the AIF and Form 40-F available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

 1 Refer to Agnico Eagle’s news release dated October 27, 2021.

Increased Outlook for 20211

Maverix is pleased to report that it expects to exceed the upper end of its previously announced outlook of 27,000 to 30,000 attributable GEOs2, with a new forecast of approximately 31,000 attributable GEOs2 for 2021.

Portfolio of Royalty, Stream and Other Interests Owned by Maverix

The Company owns over 120 Royalties, Streams and other interests. Maverix has fourteen Royalties and Streams that are currently paying, including three in Australia, four in the United States, two in Mexico, two in Canada, and one in each of Honduras, Burkina Faso and Russia. In addition, the Company owns a number of Royalties and Streams on development and exploration/evaluation stage projects in North America, South America, and Australia, amongst others. The Company uses “evaluation stage” to describe exploration stage properties that contain mineralized material and on which operators are engaged in the search for reserves. We do not conduct mining operations on the properties in which we hold Royalty and Stream interests, and we are not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on those properties.

Primary Properties:

The following table summarizes Maverix’s principal Stream and other interests:

Asset	Location	Operator	Status	MMX Attributable Production or Relevant Commodity	MMX Purchase Price
Auramet	USA	Auramet Capital Partners, L.P.	Paying	1,250 ounces plus 2% of dividends paid(1) per quarter	16% of gold spot price
El Mochito	Honduras	Kirungu Corporation	Paying	27.5% of silver(2)	25% of silver spot price
La Colorada	Mexico	Pan American Silver Corp.	Paying	100% of gold	Lesser of (i) US$650 per ounce and (ii) spot price
Moss	USA	Elevation Gold Mining Corporation	Paying	100% of silver(3)	20% of silver spot price

(1) Amount of gold that is equivalent to all dividends distributed by Auramet on 2% of its shareholdings.

(2) If 3.0 million ounces of silver are produced prior to April 1, 2022, Maverix’s silver purchase entitlement will decrease to 25% of life of mine silver production.

(3) After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.

1 Statements made in this section contain forward-looking information. Reference should be made to the “Cautionary Statement on Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

2 Refer to section on non-IFRS and other measures of this MD&A.

The following table summarizes Maverix’s principal Royalty interests:

Asset	Location	Operator	Status	Royalty Interest
Beta Hunt	Australia	Karora Resources Inc.	Paying	3.25% GRR, and 1.5% NSR Royalties on all Gold production; and aggregate 1.5% NSR Royalties on all Nickel production
Camino Rojo	Mexico	Orla Mining Ltd.	Development	2.0% NSR Royalty (1)
Cerro Blanco	Guatemala	Bluestone Resources Inc.	Development	1.0% NSR Royalty
Cerro Casale	Chile	Barrick Gold Corporation and Newmont Corporation	Development	1.25% GRR on 25% of Revenues(2)
Converse	USA	Waterton Global Resource Management	Development	5.0% NSR Royalty(3)
DeLamar (DeLamar)	USA	Integra Resources Corp.	Development	2.5% NSR Royalty(4)
Enchi	Ghana	Newcore Gold Ltd.	Development	2.0% NSR Royalty
Florida Canyon	USA	Argonaut Gold Inc.	Paying	3.0% NSR Royalty
Goldfield (Gemfield)	USA	Waterton Global Resource Management	Development	5.0% NSR Royalty on the Gemfield deposit
Hasbrouck	USA	West Vault Mining Inc.	Development	1.25% NSR Royalty
Hope Bay	Canada	Agnico Eagle Mines Limited	Paying	1.0% NSR Royalty
Karma	Burkina Faso	Endeavour Mining Corporation	Paying	2.0% NSR Royalty on 85.5% of total production
Kensington	USA	Coeur Mining, Inc.	Operating	2.5% NSR Royalty(5)
Koné	Côte d’Ivoire	Montage Gold Corp.	Development	2.0% NSR Royalty
McCoy-Cove	USA	i-80 Gold Corp	Development	3.5% NSR Royalty(6)
Monument Bay	Canada	Yamana Gold Inc.	Advanced Exploration	1.5% NSR Royalty
Moose River (Touquoy)	Canada	St Barbara Limited	Paying	1.0% NSR Royalty on the Touquoy deposit
Mt Carlton	Australia	Evolution Mining Ltd.	Paying	2.5% NSR Royalty
Omolon	Russia	Polymetal International plc	Paying	2.5% GRR Royalty
Railroad	USA	Gold Standard Ventures Corp.	Development	2.0% NSR Royalty(3)
Relief Canyon	USA	Americas Gold and Silver Corp.	Temporarily Suspended	2.0% NSR Royalty(3)
San Jose (Taviche Oeste)	Mexico	Fortuna Silver Mines Inc.	Paying	1.5% NSR Royalty on production from the Taviche Oeste concessions
Silvertip	Canada	Coeur Mining, Inc.	Suspended	2.5% NSR Royalty
Vivien	Australia	Ramelius Resources Ltd.	Paying	3.5% GRR

(1) Royalty is on oxide and transitional ore only.

(2) Royalty commences after US$10M payable under the agreement.

(3) Royalty covers a portion of the existing mineral resource.

(4) NSR royalty covers a portion of the existing resource and decreases to a 1.0% NSR Royalty after CAD$10 million in royalties have been paid.

(5) NSR royalty not payable until after a recoupment period.

(6) 2.0% of the NSR royalty only covers a portion of the deposit.

Portfolio Updates - Paying and Operating Assets:

Hope Bay (1% NSR)

Agnico announced that it has launched a major delineation, conversion and exploration drilling program at the Hope Bay mine, using three rigs from underground and four rigs at surface. During the third quarter of 2021, 135 drill holes totaling 28,302 metres were completed at the Doris and Madrid deposits, and year to date a total of 71,453 metres have been completed compared to a budget of 69,600 metres. Agnico originally expected to spend $16.2 million for 69,600 metres of drilling at the Hope Bay mine in 2021, including $5.5 million for 29,800 metres of delineation drilling to support production at the Doris mine and $10.7 million for 39,800 metres of drilling on 33 exploration targets around the Doris, Madrid and Boston deposits and other regional targets along the 80-kilometre-long Hope Bay greenstone belt.

An internal team at Agnico has been established to evaluate expanded production scenarios that would potentially involve the Madrid and Boston deposits, with a new internal technical evaluation expected in 2022. Agnico believes that Hope Bay has the potential to be a 250,000 to 300,000 ounces of gold per year operation.

For more information, please refer to www.agnicoeagle.com and see the news releases dated April 29, 2021 and November 2, 2021.

Beta Hunt (4.75% Gold GRR/NSR + 1.5% Nickel NSR)

Karora Resources Inc. (“Karora”) announced a three year organic production growth plan which includes a significant expansion of its Beta Hunt gold mine in Western Australia. The expansion includes adding a second decline and an expanded trucking fleet to increase mining throughput which is expected to approximately double the production capacity of the mine from the current rate of approximately 75,000 – 85,000 tonnes per month to 160,000 – 170,000 tonnes per month by the end of 2024. For reference, the Beta Hunt mine produced 66,479 ounces of gold in 2020. Further production upside potential includes the high-grade Larkin Zone, where an initial mineral resource is expected to be included in Karora’s 2021 mineral resource and reserve update expected in early 2022, and the newly discovered high-grade 30C and Gamma nickel troughs. In addition, drilling underground is active on four exploration targets – A Zone North, Western Flanks North, Fletcher and the Gamma Zone 50C, with all four targets representing potential extensions to existing mineral resources or known mineralization.

For more information, please refer to www.karoraresources.com and see the news releases dated September 8, 2021 and June 28, 2021.

Moss (100% of Silver)

Elevation Gold Mining Corporation announced a 36% increase to measured and indicated resources which will be included in a new technical report for the Moss mine. Technical report highlights include proven and probable mineral reserves of 12,744 kilotonnes with grades of 5.4 g/t silver containing 2.2 million ounces of silver and measured and indicated mineral resources of 38,857 kilotonnes with grades of 4.6 g/t silver containing 5.75 million ounces of silver and inferred mineral resources of 6,562 kilotonnes with grades of 4.5 g/t silver containing 0.94 million ounces of silver.

For more information, please refer to www.elevationgold.com and see the news release dated October 21, 2021.

Florida Canyon (3% NSR)

Argonaut Gold Inc. announced that it has received all necessary regulatory approvals, including a modification to the existing Air Quality permit, to allow for the construction, installation and operation of a new conveying and stacking system to deliver ore from the crushers to the leach pad. Historically, ore was being delivered from the crushers to the leach pad by haul truck. The new system will eliminate the re-handling of the ore and also free up mobile equipment to transport more ore tonnes from the open pit to the crusher and is expected to increase the annual production profile at Florida Canyon beginning in 2022. The construction and installation of the new conveying and stacking system was completed by the end of July 2021 and ramp up to design capacity is expected during the third quarter of 2021.

For more information, please refer to www.argonaut.com and see the news releases dated and April 28, 2021 and August 10, 2021.

Vivien (3.5% GRR)

Ramelius Resources Limited (“Ramelius”) announced the Vivien mine has been extended by another two years, with a further year of underground mining before an open pit is planned to mine the crown pillar on the north end of the deposit. Furthermore, a comprehensive underground diamond drilling program is underway that will look to add further life to the underground mine that has been in operation since 2015.

For more information, please refer to www.rameliusresources.com.au and see the news release dated August 2, 2021.

Mt Carlton (2.5% NSR)

Evolution Mining Limited (“Evolution”) announced it had entered into a binding agreement with Navarre Minerals Limited (“Navarre”) to sell the Mt Carlton gold mine. Navarre’s economic interest in Mt Carlton will commence from October 1, 2021, with the transaction expected to close in the December 2021 quarter. Evolution will be providing support to Navarre to ensure a safe and smooth transition of ownership.

For more information, please refer to www.evolutionmining.com.au and see the news release dated October 5, 2021.

San Jose (1.5% NSR)

Fortuna Silver Mines Inc. (“Fortuna”) announced the denial of its application for an extension to the Environmental Impact Authorization (“EIA”) for the San Jose mine. Fortuna has received the protection of the Mexican courts which have allowed operations to continue beyond the expiry of the EIA while it continues to pursue all legal protection available to it to continue operations pending an appeal of the decision to deny the extension of the EIA.

For more information, please refer to www.fortunasilver.com and see the press release dated November 11, 2021.

Significant Portfolio Updates - Development and Exploration Assets:

Camino Rojo (2% NSR)

Orla Mining Ltd. (“Orla”) announced the results of an updated feasibility study for the Camino Rojo oxide gold project after the recently completed layback agreement with Fresnillo plc. The updated feasibility study highlights a 54% increase in contained gold mineral reserves and an updated mine life of over 10 years with an average gold production rate of 94,000 ounces per annum.

At October 31, 2021, project construction was 96% complete with the Merrill-Crowe plant and refinery 98% complete. Orla are on schedule for first pour in December 2021 and commercial production in the first quarter of 2022. During the third quarter, the main activities completed were ramp up of mining activities in line with plan, mechanical completion of the crushing and conveying system, reclaim tunnel, overland conveyor, and grasshopper conveyors and commencement of wet commissioning with introduction of ore into the crushing circuit. Leaching activities are expected to begin in mid-November 2021 with first gold production expected by late 2021. At October 31, 2021, Orla has incurred $110.9 million out of a total project capital expenditure estimate of $134.1 million and have a remaining cash balance of $41.6 million.

For more information, please refer to www.orlamining.com and see the news releases dated January 11, 2021 and November 15, 2021.

Koné (2% NSR)

Montage Gold Corp. (“Montage”) announced the results of a PEA for its Koné Gold Project (“KGP”) in Côte d’Ivoire. The PEA outlined an 11 million tonne per annum operation with average annual production of 205,000 ounces of gold per year over a 14.7 year mine life generating an after-tax net present value at a 5% discount rate of $652 million and a 31% IRR at a $1,600 per ounce gold price. Montage is currently moving forward with a feasibility study which they expect to deliver by the end of 2021. In addition, Montage is advancing permitting and project financing discussions in parallel with the feasibility study and expect to have a fully permitted project in early 2022.

Montage subsequently announced a maiden indicated gold mineral resource of 22 million tonnes (“Mt”) grading 0.45 g/t for 4.27 Moz and an inferred gold mineral resource of 22Mt grading 0.45 g/t for 0.32Moz (at a 0.20 g/t cut-off grade). The grade profile of the deposit has remained consistent with grades used in the PEA discussed in more detail above. The Koné gold project continues to demonstrate the benefits of scale with its wide zones of homogenous mineralization (true widths exceeding 250 metres in areas) and a low strip ratio (less than 1:1). In addition, with over 100,000 metres of drilling now completed Montage has more detail and a better understanding of the higher-grade areas of the deposit. The transition from an inferred resource estimate to a maiden indicated resource is a critical step towards Montage’s first mineral reserve estimate, which will form the basis of the Feasibility Study. Montage has also received, by Presidential decree, a new exploration license sitting within trucking distance of the Koné deposit, and which now forms part of the KGP. Montage also reported high-grade drill results from the Petit Yao Central target and a shift to district exploration, targeting satellite deposits that can expand resources at the project. Given the potential for a large-scale, low-cost operation at KGP, the value-add of satellite mineralization to the project is significant.

For more information, please refer to www.montagegoldcorp.com and see the news releases dated May 25, 2021, June 22, 2021, August 19, 2021 and September 8, 2021.

Mother Lode (1.0% - 2.0% NSR)

AngloGold Ashanti (“AngloGold Ashanti”) and Corvus Gold Inc. (“Corvus”) announced that they have entered into a definitive arrangement agreement pursuant to which AngloGold Ashanti has agreed to acquire the remaining 80.5% of the common shares of Corvus not already owned by AngloGold Ashanti. The combination of Corvus and AngloGold Ashanti’s Nevada assets further consolidates one of the largest new gold districts in Nevada (the Beatty District) and provides the opportunity for AngloGold Ashanti to establish, in the medium and longer term, a meaningful, low-cost production base in a premier mining jurisdiction. AngloGold Ashanti’s conceptual development plan for the district envisions North Bullfrog being

For more information, please refer to www.corvusgold.com and see the news release dated September 13, 2021.

Cerro Blanco (1% NSR)

Bluestone Resources Inc. (“Bluestone”) announced the filing of a preliminary economic assessment (“PEA”) that highlights an optimized project which doubles the gold resource ounces and production profile. The recent completion of advanced engineering and optimization work has significantly enhanced the understanding of the project and presented an opportunity to capitalize on its near-surface, high-grade mineralization through an open pit scenario. The PEA highlights an initial 11 year life of mine with production of approximately 2.4 million ounces of gold and 10.3 million ounces of silver and measured and indicated resources of 3.0 million ounces of gold and 13.2 million ounces of silver (61.5 million tonnes at 1.5 g/t gold and 6.7 g/t silver).

Bluestone subsequently announced a mineral resource update which increased the measured and indicated resources to 3.1 million of gold and 13.4 million ounces of silver (63.5 million tonnes at 1.5 g/t gold and 6.6 g/t silver), respectively. The updated mineral resource will be incorporated into the feasibility study which is expected to be completed by Q1 2022.

For more information, please refer to www.bluestoneresources.ca and see the news releases dated April 13, 2021, June 28, 2021 and July 19, 2021.

Silvertip (2.5% NSR)

On October 27, 2021, Coeur announced it received preliminary capital estimates for an accelerated expansion and restart, which were higher than originally anticipated and reflect overall inflationary pressures as well as supply disruptions and labour market tightness consistent with broader macroeconomic themes.

Coeur continues to generate positive results from its ongoing exploration program at Silvertip. Assay results continue to demonstrate the potential for significant resource growth with over 3.5 kilometres of north-south strike length now delineated, more than triple the original resource strike length. As highlighted in Coeur’s news release published on September 9, 2021, recent drilling has encountered flat-lying, manto-style mineralization with meaningful thickness that connects to the vertical massive sulfide feeder structures in both the Southern Silver and Discovery Zones, demonstrating the potential to grow resource tonnage with additional drilling. Recent drilling south of the Southern Silver Zone has cut 11 horizontal manto-style massive sulfide horizons with greater than 10% sphalerite, further suggesting the mineral system may grow to the south. Ongoing metallurgical test work is validating Coeur’s assumptions on potential recovery rates and concentrate qualities.

Given these drill results, the enhanced understanding of the Silvertip deposit and the potential to significantly expand the size of the resource with continued drilling, Coeur is now assessing the opportunity to significantly enhance the economics of a potential restart by re-evaluating the overall scope, including higher throughput, staging options and delivery timeline and commercial approach to the project. Coeur anticipates this ongoing review, current macroeconomic conditions impacting capital estimates and continued exploration investment will result in Coeur sequencing a potential Silvertip expansion and restart following the completion of the Plan of Operations Amendment 11 expansion at Rochester.

For more information, please refer to www.coeur.com and see the news release dated October 27, 2021.

Enchi (2% NSR)

Newcore Gold Ltd. (“Newcore”) announced an updated PEA for its Enchi gold project in Ghana. The PEA outlined an open pit mine and heap leach operation processing 6.6 million tonnes per annum with average annual gold production in years two through five of 104,171 ounces gold and a total of 983,296 ounces of gold recovered over an 11 year life of mine. The Enchi Gold Project hosts a pit constrained inferred mineral resource of 70.4 million tonnes grading 0.62 g/t gold containing 1.41 million ounces of gold.

Newcore announced an increase in its 2020-2021 drill program to 90,000 meters on the back of completing a CAD$11.5 million equity financing in early August. The drill program includes both Reverse Circulation and diamond drilling and will include the first deeper drilling planned at Enchi. The drill program includes testing extensions of the existing resource are while also testing a number of high priority exploration targets outside of the inferred mineral resource. Drilling is focused on step out extensions and exploration drilling at the Sewum, Boin, Nyam and Kwakyekrom deposits. Additional drilling is planned at the previously drilled zones that are outside of the resource area (Konjina Hill and Eradi), along with first pass drilling to test a series of kilometre-scale gold-in-soil anomalous zones with no prior drilling (Nkwanta, Sewum South and other anomalies). All zones represent high priority targets based on geological, geochemical and geophysical surface work and previous drilling.

Newcore announced drilling at the Nyam Gold Deposit at Enchi has intersected high-grade, oxide gold mineralization grading 2.04 g/t gold over 35.0 metres from surface, including 4.89 g/t gold over 8.0 metres from 8 metres. The drilling results are from 34 Reverse Circulation holes totaling 5,245 metres targeting the Nyam Gold Deposit, with 30 of the 34 holes intersecting gold mineralization. Drilling at Nyam continues to encounter higher-grade gold mineralization from surface, with wide zones encountered in both the oxide and sulphide mineralization. These results also tested the southern extension at Nyam, increasing the drill tested strike extent at Nyam to three kilometres.

For more information, please refer to www.newcoregold.com and see the news releases dated June 8, 2021, August 18, 2021 and October 26, 2021.

Summary of Quarterly Results

Quarter Ended (in thousands of USD, except for GEO and per share amounts)	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
Statement of Income and Comprehensive Income
Royalty revenue	$7,983	$7,999	$6,883	$10,140
Sales	5,675	6,310	6,197	6,429
Total revenue	13,658	14,309	13,080	16,569
Cash flow from operating activities	9,278	8,813	13,479	7,746
Net income	2,829	3,708	14,769	5,346
Basic earnings per share	0.02	0.03	0.10	0.04
Diluted earnings per share	0.02	0.03	0.10	0.04
Dividends declared per share	$0.0125	$0.0125	$0.01	$0.01

Non-IFRS and Other Measures[1]
Adjusted net income	$4,709	$3,739	$4,959	$6,282
Adjusted basic earnings per share	$0.03	$0.03	$0.04	$0.05
Total GEOs sold	7,671	7,880	7,302	8,836
Average realized gold price per GEO	$1,780	$1,816	$1,791	$1,875
Average cash cost per GEO	164	197	223	184
Cash flow from operating activities, excluding changes in non-cash working capital	$9,682	$9,313	$8,998	$11,474

Statement of Financial Position
Total assets	$400,550	$367,068	$362,047	$379,607
Total non-current liabilities	$27,024	$3,134	$1,882	$32,000

Quarter Ended (in thousands of USD, except for GEO and per share amounts)	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Statement of Income (Loss) and Comprehensive Income (Loss)
Royalty revenue	$8,689	$7,784	$6,076	$6,741
Sales	6,162	3,187	3,214	3,758
Total revenue	14,851	10,971	9,290	10,499
Cash flow from operating activities	13,792	6,616	4,846	7,456
Net income (loss)	14,437	3,076	860	(11,237)
Basic earnings (loss) per share	0.11	0.03	0.01	(0.10)
Diluted earnings (loss) per share	0.11	0.02	0.01	(0.10)
Dividends declared per share	$0.01	$0.01	$0.01	$0.01

Non-IFRS and Other Measures[1]
Adjusted net income	$5,336	$3,010	$996	$3,008
Adjusted basic earnings per share	$0.04	$0.02	$0.01	$0.03
Total GEOs sold	7,797	6,412	5,871	7,096
Average realized gold price per GEO	$1,905	$1,711	$1,582	$1,480
Average cash cost per GEO	195	139	167	171
Cash flow from operating activities, excluding changes in non-cash working capital	$10,841	$8,479	$5,733	$7,869

Statement of Financial Position
Total assets	$325,396	$340,190	$307,420	$315,135
Total non-current liabilities	$35,000	$76,000	$66,000	$69,000

1 Refer to section on non-IFRS and other measures of this MD&A.

Changes in sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the underlying mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Royalties and Streams and the commencement of operations of mines under construction. For more information, refer to the quarterly commentary below.

Three Months Ended September 30, 2021 Compared to the Three Months September 30, 2020

For the three months ended September 30, 2021, the Company had net income of $2.8 million and cash flow from operations of $9.3 million compared with net income and cash flow from operations of $14.4 million and $13.8 million for the three months ended September 30, 2020. The decrease in net income and cash flow were attributable to a combination of factors including:

•	In September 2020, the company completed the Beta Hunt Royalty Amendment. As a result, the Company recognized a gain on the amendment of its Beta Hunt royalty interest of $9.3 million, income tax expense of $3.1 million, and an increase in working capital from the receipt of $2.5 million of the $5.0 million one-time bonus royalty;

•	Decrease in sales and cash flows of $1.7 million and $1.4 million from Moss due to the transition from the Phase 2 leach pad to the Phase 3 leachpad and lower silver grades currently being mined at the West pit;

•	Decrease in revenue and cash flows of $1.1 million and $0.7 million from La Colorada due to ventilation constraints which impacted development and mining rates in the first half of this year;

•	Revenue and cash flows decreased by $1.1 million and $0.3 million due to the Hope Bay Buyback in early February of this year;

•	Net income was decreased by the recognition of a deferred income tax expense of $0.9 million due to taxable temporary differences arising from the Company’s royalty, stream and other interests after the Hope Bay Buyback discussed previously;

•	Both net income and cash flow from operations were reduced by an increase in cash administration and project evaluation expenses of $0.5 million due to the increase in activities required to acquire and then manage the Company’s growing portfolio of assets; and

•	A 7% decrease in the average realized gold price per GEO.

Partially offset by:

•	The Company acquired the Auramet Prepaid Gold Interest in September 2021, which provided $2.2 million in sales and cash flows from operations of $1.8 million after deducting the cash cost of acquiring the gold;

•	A reduction in depletion expense of $1.3 million due to lower GEOs sold; and

•	A reduction in finance expense of $0.3 million due to repayments of the Credit Facility during the second half of 2020 and 2021 compared to no amounts drawn under the facility until the end of September 2021. The amounts drawn were used to partially fund the acquisition of the Auramet Prepaid Gold Interest.

For the three months ended September 30, 2021, the Company had total revenue of $13.7 million and GEOs of 7,6711 compared with total revenue of $14.9 million and GEOs of 7,7971 for the three months ended September 30, 2020.

The following table summarizes the Company’s total revenues and GEOs for the three months ended September 30, 2021 and 2020:

		Three months ended September 30, 2021			Three months ended September 30, 2020
(in thousands of USD, except for GEO amounts)	Primary Product	Royalty Revenue ($)	Sales ($)	GEOs[1]	Royalty Revenue ($)	Sales ($)	GEOs[1]
Auramet	Gold	-	2,166	1,250	-	-	-
Beta Hunt	Gold	2,706	-	1,512	2,286	-	1,198
El Mochito	Silver	-	1,744	975	-	1,553	813
Florida Canyon	Gold	809	-	452	665	-	349
Hope Bay	Gold	340	-	189	1,452	-	761
Karma	Gold	632	-	353	735	-	384
La Colorada	Gold	-	707	394	-	1,811	968
Moose River	Gold	207	-	116	300	-	157
Moss	Silver	-	1,058	592	-	2,798	1,466
Mt Carlton	Gold	919	-	513	557	-	291
Omolon	Gold	1,152	-	644	1,643	-	861
San Jose	Silver	629	-	351	538	-	282
Vivien	Gold	552	-	309	415	-	217
Other	Various	37	-	21	98	-	50
Consolidated total		7,983	5,675	7,671	8,689	6,162	7,797

Q3 2021 Total Revenue by Region	Q3 2020 Total Revenue by Region

Q3 2021 GEOs[1] by Product	Q3 2020 GEOs[1] by Product

Nine Months Ended September 30, 2021 Compared to the Nine Months Ended September 30, 2020

1 Refer to section on non-IFRS and other measures of this MD&A.

For the nine months ended September 30, 2021, the Company had net income of $21.3 million and cash flow from operations of $31.6 million compared with net income and cash flow from operations of $18.4 million and $25.3 million for the nine months ended September 30, 2020. The increase in net income and cash flow were attributable to a combination of factors including:

•	An $11.0 million gain recognized in net income during the nine months ended September 30, 2021 related to the Hope Bay Buyback;

•	An increase in working capital of $2.5 million from previously deferred amounts for a portion of the Hope Bay royalty revenue and $2.5 million for the receipt of the remaining amount owed under the Beta Hunt royalty amendment completed in September 2020;

•	An increase in the El Mochito silver Stream combined with mining in a high-grade area of the mine and continued operational improvements resulted in an increase in both sales of $4.8 million and cash flows of $3.6 million;

•	A $2.4 million revaluation adjustment recognized during the nine months ended September 30, 2021 from the conversion of a debenture into an additional 5% silver Stream on the El Mochito mine;

•	The Company acquired the paying Auramet gold stream in September 2021, which provided $2.2 million in sales and cash flows from operations of $1.8 million after deducting the cash cost of acquiring the gold;

•	An increase in royalty revenue of $1.7 million from Beta Hunt due to increased attributable production and recognition of deferred revenue of $2.5 million partially offset by a reduction of the Company’s royalty interest in the Beta Hunt mine effective July 1, 2020;

•	A decrease in depletion expense of $1.2 million due to the life of mine extensions at the underlying mines of the Company’s stream, royalty and other interests; and

•	A reduction in finance expense of $1.3 million due to repayments of the Credit Facility during the second half of 2020 and 2021 compared to no amounts drawn under the facility until the end of September 2021. The amounts drawn were used to partially fund the acquisition of the Auramet Prepaid Gold Interest.

Partially offset by:

•	In September 2020, the company completed the Beta Hunt Royalty Amendment. As a result, the Company recognized a gain on the amendment of its Beta Hunt royalty interest of $9.3 million, income tax expense of $3.1 million, and an increase in working capital from the receipt of $2.5 million of the $5.0 million one-time bonus royalty;

•	Revenue decreased by $2.9 million due to the Hope Bay Buyback in early February and the scale down of mining operations in relation to COVID-19 measures to reduce the workforce at site;

•	Both net income and cash flow from operations were reduced by $2.9 million and $1.0 million, respectively, from the cost of acquiring more gold and silver under the Company’s Stream and other agreements with respect to increased sales;

•	Both net income and cash flow from operations were reduced by an increase in cash administration and project evaluation expenses of $1.3 million due to the increase in activities required to acquire and then manage the Company’s growing portfolio of assets; and

•	Net income was decreased by the recognition of a deferred income tax expense of $5.6 million due to taxable temporary differences arising from the Company’s royalty, stream and other interests after the Hope Bay Buyback.

For the nine months ended September 30, 2021, the Company had total revenue of $41.0 million and GEOs of 22,8531 compared with total revenue of $35.1 million and GEOs of 20,0801 for the nine months ended September 30, 2020.

The following table summarizes the Company’s total revenues and GEOs for the nine months ended September 30, 2021 and 2020:

		Nine months ended September 30, 2021			Nine months ended September 30, 2020
(in thousands of USD, except for GEO amounts)	Primary Product	Royalty Revenue ($)	Sales ($)	GEOs[1]	Royalty Revenue ($)	Sales ($)	GEOs[1]
Auramet	Gold	-	2,166	1,250	-	-	-
Beta Hunt	Gold	7,864	-	4,368	6,156	-	3,548
El Mochito	Silver	-	7,003	3,885	-	2,173	1,188
Florida Canyon	Gold	2,260	-	1,256	1,789	-	1,027
Hope Bay	Gold	1,030	-	572	3,979	-	2,293
Karma	Gold	2,083	-	1,157	2,094	-	1,211
La Colorada	Gold	-	3,555	1,988	-	4,637	2,703
Moose River	Gold	1,025	-	568	1,164	-	680
Moss	Silver	-	5,458	3,029	-	5,753	3,260
Mt Carlton	Gold	2,303	-	1,278	1,748	-	1,003
Omolon	Gold	2,528		1,407	2,607	-	1,432
San Jose	Silver	1,894	-	1,052	1,351	-	777
Vivien	Gold	1,705	-	948	1,230	-	707
Other	Various	173	-	95	431	-	251
Consolidated total		22,865	18,182	22,853	22,549	12,563	20,080

2021 YTD Total Revenue by Region	2020 YTD Total Revenue by Region

2021 YTD GEOs[1] by Product	2020 YTD GEOs[1] by Product

1 Refer to section on non-IFRS and other measures of this MD&A.

For the Three Months Ended September 30, 2021 Compared to Other Quarters Presented

When comparing net income of $2.8 million and cash flow from operations of $9.3 million for the three months ended September 30, 2021 with net income (loss) and operating cash flows for other quarters presented in the table of Summary of Quarterly Results above, the following items impact comparability of the analysis:

•	The Company acquired the paying Auramet Prepaid Gold Interest in September 2021, which provided $2.2 million in sales and cash flows from operations of $1.8 million after deducting the cash cost of acquiring the gold;

•	An $11.0 million gain recognized in net income during the three months ended March 31, 2021 for the Hope Bay Buyback;

•	An increase in working capital of $2.5 million from previously deferred amounts for a portion of the Hope Bay royalty revenue and $2.5 million of the remaining amount owed under the Beta Hunt royalty amendment completed in September 2020 received during the three months ended March 31, 2021;

•	A $2.4 million revaluation adjustment recognized during the three months ended March 31, 2021 from the conversion of the convertible debenture into an additional 5% silver Stream on the El Mochito mine;

•	In September 2020, the company completed the Beta Hunt royalty amendment. As a result, the Company recognized a gain on the amendment of its Beta Hunt royalty interest of $9.3 million and current income tax expense and taxes paid of $4.3 million during the three months ended September 30, 2020;

•	The Company recognized an increase in net income of $2.9 million due to revaluation of warrants held during the three months ended September 30, 2020;

•	The Company recognized a non-cash impairment of $14.2 million on its Amulsar royalty interest during the three months ended December 31, 2019;

•	The Company acquired an additional 1.5% NSR royalty on Hope Bay in August 2019, a royalty portfolio from Kinross Gold Corporation (“Kinross”) in December 2019 and an additional 5% silver Stream on El Mochito in March 2021, all of which contributed full quarters of royalty or stream income subsequent to their acquisitions; and

•	A number of underlying mines on which the Company has a Royalty or Stream interest have continued to ramp up or began production over the past years, including the Beta Hunt mine, the Florida Canyon mine, the Moss mine, and the El Mochito mine.

Change in Total Assets

Total assets increased by $33.5 million from June 30, 2021 to September 30, 2021 primarily resulting from the acquisition of the Auramet Prepaid Gold Interest, which was financed by drawing $23.5 million on our Credit Facility and cash on hand and the proceeds from the exercise of warrants and options. The net increase in total assets from the acquisition of the Auramet Prepaid Gold Interest was partially offset by the cash consideration paid from the Company’s cash on hand and depletion of the Company’s royalty, stream and other interests.

Total assets increased by $5.0 million from March 31, 2021 to June 30, 2021 primarily resulting from the acquisition of the Royalty Portfolio, which was financed by the issuance of common shares of the Company and a cash payment of $7.0 million. The net increase in total assets from the acquisition of the Royalty Portfolio was partially offset by the cash consideration paid of $7.0 million and depletion of the Company’s royalty, stream and other interests.

Total assets decreased by $17.6 million from December 31, 2020 to March 31, 2021 primarily resulting from the $32.0 million repayment of the Company’s Credit Facility, the decrease in the Hope Bay royalty interest from the Hope Bay Buyback, and depletion of the Company’s royalty, stream and other interests. The decrease in total assets was partially offset from the $50.0 million received from the Hope Bay Buyback.

Total assets increased by $54.2 million from September 30, 2020 to December 31, 2020 primarily resulting from the acquisition of a royalty portfolio from Newmont Corporation (“Newmont”), which was financed by the issuance of common shares of the Company and a cash payment of $15.0 million. The net increase in total assets from the acquisition of the royalty portfolio from Newmont was partially offset by the cash consideration paid of $15.0 million, a $3.0 million repayment under the Company’s Credit Facility and depletion of the Company’s royalty, stream and other interests.

Total assets decreased by $14.8 million from June 30, 2020 to September 30, 2020 primarily resulting from the repayment of $41.0 million under the Company’s Credit Facility, depletion of the Company’s royalty, stream and other interests and amendment of the Company’s royalty interest on the Beta Hunt mine. The decrease in total assets was partially offset by funds received on closing of the Beta Hunt Royalty amendment and increase in the carrying value of investments due to fair value adjustments.

Total assets increased by $32.8 million from March 31, 2020 to June 30, 2020 primarily resulting from an increase in cash on hand from $15.6 million in gross proceeds received from the exercise of warrants, the drawdown of an additional $10.0 million under the Credit Facility and the results of operations for the quarter. The net increase in total assets was partially offset by depletion of the Company’s royalty, stream and other interests.

Total assets decreased by $7.7 million from December 31, 2019 to March 31, 2020 primarily resulting from the partial repayment of outstanding amounts under the Credit Facility using right of first refusal proceeds which were receivable at December 31, 2019, a decrease in carrying value of investments due to disposal and fair value adjustments and depletion of the Company’s royalty, stream and other interests. The net decrease in total assets was partially offset by an increase in cash on hand from drawing down $10.0 million under the Credit Facility.

Non-IFRS and Other Measures

The Company has included, throughout this document, certain performance measures, including (i) adjusted net income and adjusted basic earnings per share, (ii) Average realized gold price per GEO, (iii) Average cash cost per GEO, (iv) cash operating margin per GEO, and (v) operating cash flows excluding changes in non-cash working capital. The presentation of these non-IFRS and other measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS and other measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.	Adjusted net income and adjusted basic earnings per share are calculated by excluding the effects of the non-cash cost of sales related to the Prepaid Gold Interest, non-cash change in fair value of the Prepaid Gold Interest, other income/expenses, impairment charges, gains/(losses) on sale or amendment of royalty and streams and unusual non-recurring items. The Company believes that in addition to measures prepared in accordance with IFRS, certain investors use this information to evaluate the results of the underlying business of the Company. Management believes that this is a useful measure of the Company’s performance because it adjusts for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The table below provides a reconciliation of net income to adjusted net income and presents adjusted earnings per share:

	Three months ended		Nine months ended
(in thousands of USD, except share and per share amounts)	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net income	$2,829	$14,437	$21,306	$18,373
Non-cash cost of sales – prepaid gold interest	1,816	-	1,816	-
Gain on royalty transactions	-	(9,291)	(10,983)	(9,291)
Gain on conversion of debenture	-	-	(2,410)	-
Other expense (income)	87	(2,910)	83	(2,840)
Effect of taxes on adjusting items	(23)	3,100	3,594	3,100
Adjusted net income	$4,709	$5,336	$13,406	$9,342
Divided by:
Basic weighted average number of common shares	144,545,083	128,173,686	142,195,423	123,361,892
Equals:
Adjusted basic earnings per share	$0.03	$0.04	$0.09	$0.08

ii.	Average realized gold price per GEO is calculated by dividing the Company’s total revenue by the GEOs sold. The Company presents average realized gold price per GEO as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry that present results on a similar basis. The table below provides a reconciliation of average realized price per GEO:

	Three months ended		Nine months ended
(total revenue presented in thousands of USD)	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Total revenue	$13,658	$14,851	$41,047	$35,112
Divided by:
GEOs sold[1]	7,671	7,797	22,853	20,080
Equals:
Average realized gold price per GEO	$1,780	$1,905	$1,796	$1,749

iii.	Average cash cost per GEO is calculated by dividing the Company’s cash cost of sales, excluding depletion less the non-cash cost of sales related to the Prepaid Gold Interest, by the GEOs sold. The Company presents average cash cost per GEO as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry who present results on a similar basis. The table below provides a reconciliation of average cash cost per GEO:

	Three months ended		Nine months ended
(cost of sales presented in thousands of USD)	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Cash cost of sales is comprised of:
Cost of sales, excluding depletion	$3,072	$1,522	$6,256	$3,392
Non-cash cost of sales related to prepaid gold interest	(1,816)	-	(1,816)	-
Cash cost of sales	1,256	1,522	4,440	3,392
Divided by:
GEOs sold	7,671	7,797	22,853	20,080
Equals:
Average cash cost per GEO	$164	$195	$194	$169

1The Company’s royalty revenue and silver sales are converted to a GEO basis by dividing the royalty revenue plus silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total GEOs sold includes the GEOs from the Company’s royalty revenue and silver sales plus the gold ounces sold from the Company’s gold Stream and Auramet Prepaid Gold Interest.

iv.	Cash operating margin per GEO is calculated by subtracting the average cash cost per GEO from the average realized gold price per GEO. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry that present results on a similar basis. The table below provides a reconciliation of average realized gold price per GEO:

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Average realized gold price per GEO	$1,780	$1,905	$1,796	$1,749
Less:
Average cost per GEO	(164)	(195)	(194)	(169)
Equals:
Cash operating margin per GEO	$1,616	$1,710	$1,602	$1,580

v.	The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by operating activities. The table below provides a reconciliation of operating cash flows to operating cash flows excluding changes in non-cash working capital:

	Three months ended		Nine months ended
(presented in thousands of USD)	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net cash provided by operating activities	$9,278	$13,792	$31,570	$25,254
Changes in non-cash working capital	404	(2,951)	(3,577)	(201)
Equals:
Operating cash flows, excluding changes in non-cash working capital	$9,682	$10,841	$27,993	$25,053

Liquidity and Capital Resources

As at September 30, 2021, the Company had cash and cash equivalents of $40.6 million (December 31, 2020: $7.8 million) and working capital of $56.0 million (December 31, 2020: $35.1 million). As at September 30, 2021, the Company had $136.5 million available under its Credit Facility. Subsequent to September 30, 2021, the Company repaid $11.0 million, leaving $147.5 million available under the Company’s Credit Facility.

Cash flow from operations

For the nine months ended September 30, 2021, cash flow from operations was $31.6 million, compared with $25.3 million for the nine months ended September 30, 2020, with the increase primarily attributable to the Company’s growing portfolio of cash flowing royalties, streams and other interests, $2.6 million received for previously deferred amounts for a portion of the Hope Bay royalty revenue and $2.5 million received for the remaining amount owed under the Beta Hunt royalty amendment completed in September 2020.

Cash flow from investing activities

For the nine months ended September 30, 2021, the Company had net cash inflows of $4.6 million from investing activities primarily due to the proceeds received from the Hope Bay Buyback and the sale of investments in common shares for total proceeds of $11.2 million. The net cash inflows were partially offset by the acquisition of the Auramet Prepaid Gold Interest of $50.0 million and $7.0 million cash consideration paid for the acquisition of the Royalty Portfolio from Pan American. For the nine months ended September 30, 2020, the Company had net cash inflows of $23.3 million from investing activities primarily due to $12.0 million in right of first refusal proceeds received in connection with the acquisition of the Kinross Portfolio and $12.3 million in net proceeds on the closing of the Beta Hunt Royalty Amendment. This was partially offset by an investment of $1.0 million in a convertible debenture.

Cash flow used in financing activities

During the nine months ended September 30, 2021, the Company had net cash outflows from financing activities of $3.3 million, which was primarily the result of Company repaying $32.0 million of its Credit Facility, dividend payments of $5.0 million and financing costs associated with our Credit Facility of $1.1 million. The net cash outflows were partially offset by proceeds from the Credit Facility of $23.5 million and the proceeds received from the exercise of warrants and stock options. During the nine months ended September 30, 2020, the Company had net cash outflows from financing activities of $25.0 million, which was primarily the result of a $34.0 million net repayment of our Credit Facility, the payment of dividends and financing costs associated with our Credit Facility. The net cash outflows were partially offset by the gross proceeds received from the exercise of warrants.

Liquidity

We believe our current financial resources and funds generated from operations will be adequate to cover anticipated expenditures for general and administration and project evaluation costs and anticipated minimal capital expenditures for the foreseeable future. Our long-term capital requirements are primarily affected by our ongoing activities related to the acquisition or creation of Royalties and Streams.

The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant Royalties or Streams, we may seek additional debt or equity financing as necessary.

Purchase Commitments:

In connection with its Streams and Prepaid Gold Interest, the Company has committed to purchase the following:

	Percent of life of mine production or relevant commodity		Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Bolsa	5%		$450
La Colorada	100%		$650

Silver Stream interests
El Mochito	27.5	%(1)	25% of silver spot price
Moss	100	%(2)	20% of silver spot price

Prepaid Gold Interest
Auramet	1,250 ounces plus 2% of dividends paid(3) per quarter		16% of gold spot price

(1)	If 3.0 million ounces of silver are produced prior to April 1, 2022, Maverix’s silver purchase entitlement will decrease to 25% of life of mine silver production.
(2)	After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.
(3)	Amount of gold that is equivalent to all dividends distributed by Auramet on 2% of its shares.

In connection with the acquisition of the Silvertip Royalty in 2017, the Company may issue an additional 1,400,000 common shares of the Company when the Silvertip mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant is achieved.

In connection with the acquisition of a portfolio of royalties from Newmont in October 2020, the Company agreed to make certain contingent cash payments of up to $15.0 million if certain production milestones at certain assets are achieved within five years of closing the acquisition.

Outstanding Share Data

As at November 15, 2021, the Company had 145,845,355 outstanding common shares, 4,025,493 outstanding share purchase options outstanding with a weighted average exercise price of CAD$4.83, 377,307 outstanding restricted share units, and 5,875,000 outstanding share purchase warrants with a weighted average exercise price of $3.15.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Related Party Transactions

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Compensation and benefits	$948	$790	$3,366	$2,817
Share-based compensation	289	335	881	1,127
Total compensation	$1,237	$1,125	$4,247	$3,944

During the three and nine month periods ended September 30, 2021, the Company purchased $0.3 million and $1.3 million, respectively ($0.6 million and $1.8 million for the comparable periods in 2020), of refined gold from Pan American at a price of $650 per ounce purchased under its La Colorada gold Stream agreement. The Company also completed the acquisition of a Royalty Portfolio from Pan American during the nine months ended September 30, 2021. As a consequence of its shareholding and other factors, Pan American is deemed to have significant influence over the Company.

Critical Accounting Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s significant accounting policies and estimates are disclosed in Notes 2 and 3 of the annual consolidated financial statements for the year ended December 31, 2020, except as described in Note 2 of the condensed consolidated interim financial statements, as it relates to prepaid gold interests. The following accounting policy has been updated as a result of the acquisition of the Prepaid Gold Interest.

Prepaid Gold Interest

The Company purchases certain estimated amounts of gold by providing an initial deposit that is recorded as a prepaid gold interest. The prepaid gold interest meets the definition of a financial asset in accordance with financial instrument standards and is classified as fair value through profit or loss and measured at fair value at the end of each reporting period. Any change in fair value arising on remeasurement is recognized as a component of net income.

Gold deliveries are recorded in inventory at fair value and the difference between the fair value of the gold on the delivery date less any ongoing payment is reflected as a partial settlement of the prepaid gold interest. At the time such gold inventory is sold, the amounts recognized in inventory are recorded as cost of sales.

The current portion of the prepaid gold interest is determined at each reporting date based on the fair value of the estimated gold to be delivered in the following year.

Financial Instruments

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At September 30, 2021, the capital structure of the Company consists of $369.5 million (December 31, 2020: $341.0 million) of total equity, comprising share capital, reserves, accumulated other comprehensive income, and retained earnings, and $23.5 million (December 31, 2020: $32.0 million) drawn under the Company’s Credit Facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Credit Facility. The Company is in compliance with its debt covenants as at September 30, 2021.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio.

Currency Risk

Financial instruments that affect the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, investments, trade and other payables denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at September 30, 2021, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would increase (decrease) net income by $0.1 million and other comprehensive income by $0.4 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company considers anticipated cash flows from operations, its holding of cash and cash equivalents and its revolving Credit Facility. As at September 30, 2021, the Company had cash and cash equivalents of $40.6 million (December 31, 2020: $7.8 million) and working capital of $56.0 million (December 31, 2020: $35.1 million). In addition, at September 30, 2021 the Company had $136.5 million available under its Credit Facility. Subsequent to September 30, 2021, the Company repaid $11.0 million, leaving $147.5 million available under the Company’s Credit Facility.

Other Risks

The Company is exposed to equity price risk as a result of holding common shares in other mining companies. The combined fair market value as at September 30, 2021 is $4.0 million (December 31, 2020: $18.2 million). The equity prices of investments are impacted by various underlying factors including commodity prices and the volatility in global markets as a result of COVID-19 and the daily exchange traded volume of the equity may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the equity. Based on the Company’s investments held as at September 30, 2021, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $0.4 million.

Internal Controls Over Financial Reporting

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) as certifying officers of the Company, with the participation of management under the supervision of the CEO and CFO, are responsible for establishing and maintaining internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) as such terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States.

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There were no changes to the Company’s internal controls over financial reporting during the three months ended September 30, 2021 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Disclosure Controls and Procedures

Maverix’s DC&P are designed to provide reasonable assurance that material information relating to Maverix, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Maverix in its annual filings, interim filings or other reported filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

The CEO and CFO have evaluated whether there were changes to the DC&P during the three months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, the DC&P. No such changes were identified through their evaluation.

Limitation of Controls and Procedures

The CEO and CFO, in consultation with management, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Forward-Looking Statements

This MD&A contains “forward-looking information” or "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this MD&A and Maverix does not intend to and does not assume any obligation to update forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Maverix as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase precious metals or from which it will receive stream or royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related Maverix’s dividend policy; the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of novel coronavirus (COVID-19), on the Company's business, operations and financial condition; also, those risk factors discussed in this MD&A and under the heading “Risk Factors” in the Company’s AIF for the year ended December 31, 2020 available at www.sedar.com and www.sec.gov.

Forward-looking information in this MD&A includes disclosure regarding payments to Maverix pursuant to royalties, streams and other interests by owners or operators of the underlying mining operations, projects or other interests. Forward-looking statements are based on a number of material assumptions, which management of Maverix believe to be reasonable, including, but not limited to, the continuation of mining or other operations in respect of which Maverix will receive Royalty payments or from which it will purchase precious or other metals, that commodity prices will not experience a material adverse change, mining or other operations that underlie royalties, streams or other interests will operate in accordance with disclosed parameters and such other assumptions as may be set out herein.

Although Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results to not be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Readers of this MD&A should carefully review the risk factors set out in this MD&A and those risk factors that are set out in the AIF under the heading “Risk Factors”.

Technical and Third-Party Information

Brendan Pidcock, P.Eng., Vice President Technical Services for Maverix and a qualified person as defined under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this document.

Except where otherwise stated, the disclosure in this MD&A relating to properties and operations in which Maverix holds Royalty, Stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a Royalty or Stream holder, Maverix has limited, if any, access to properties on which it holds Royalties, Streams, or other interests in its asset portfolio. The Company may from time to time receive operating information from the owners and operators of the mining properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the mining properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds Royalty, Stream or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some reported public information in respect of a mining property may relate to a larger property area than the area covered by Maverix’s Royalty, Stream or other interest. Maverix’s Royalty, Stream or other interests may cover less than 100% of a specific mining property and may only apply to a portion of the publicly reported mineral reserves, mineral resources and or production from a mining property.